# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tectonic Therapeutic, Inc., CIK 0001681087
CUSIP: 8789272108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 490 ARSENAL WAY, SUITE 210, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0001104659-24-075687
Filed by CIK 0001776851
Persons authorized to receive notices and communications: Jean-Philippe Kouakou-Zebouah, Vida Ventures II, LLC, 40 Broad Street, Suite 201, Boston, Massachusetts (MA), 02109, (857) 254-9500

## Reporting persons
- Vida Ventures II, LLC (CIK 0001776851): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,000,900; sole dispositive power 0; shared dispositive power 1,000,900; aggregate amount beneficially owned 1,000,900 (5.4% of the class)
  Comment: All shares are held of record by Vida II (as defined in Item 2(a) of the Original Schedule 13D (as defined below)). VV Manager II (as defined in Item 2(a) of the Original Schedule 13D) is the manager of Vida II and may be deemed to have voting, investment and dispositive power with respect to these securities.
  This percentage is calculated based upon 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter-ended September 30, 2024, filed with the SEC on November 12, 2024 (the Form 10-Q) plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in a private placement (the Private Placement), as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on February 3, 2025 (the Form 8-K).
- Vida Ventures II-A, LLC (CIK 0001781930): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 27,774; sole dispositive power 0; shared dispositive power 27,774; aggregate amount beneficially owned 27,774 (0.2% of the class)
  Comment: All shares are held of record by Vida II-A (as defined in Item 2(a) of the Original Schedule 13D). VV Manager II is the manager of Vida II-A and may be deemed to have voting, investment and dispositive power with respect to these securities.
  This percentage is calculated based upon 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as reported in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- VV Manager II, LLC (CIK 0001824569): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,028,674; sole dispositive power 0; shared dispositive power 1,028,674; aggregate amount beneficially owned 1,028,674 (5.6% of the class); the aggregate amount excludes certain shares
  Comment: Consists of (i) 1,000,900 shares held of record by Vida II and (ii) 27,774 shares held of record by Vida II-A. VV Manager II is the manager of Vida II and Vida II-A and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of Vida II and Vida II-A.
  This percentage is calculated based upon 18,442,154 shares of Common Stock, which consists of (i) 14,752,689 shares of Common Stock outstanding as of November 1, 2024, as reported in the Form 10-Q plus (ii) 3,689,465 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Tectonic Therapeutic, Inc.
Address of issuer's principal executive offices: 490 ARSENAL WAY, SUITE 210, WATERTOWN, Massachusetts (MA), 02472
Comment: Explanatory Note: This Amendment No. 1 (this Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on June 27, 2024 (the Original Schedule 13D). Only those items that are hereby reported are amended; all other items reports in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defines in this Amendment have the meanings ascribed to them in the Original Schedule 13D. This Amendment is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sale of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent in the aggregate ownership reported by the Reporting Persons in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Vida Ventures II, LLC (Vida II), Vida Ventures II-A, LLC (Vida II-A) and VV Manager II, LLC (VV Manager II and, with Vida II and Vida II-A, collectively, the Reporting Persons). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit A to the Original Schedule 13D.
Residence or business address: The principal business office of the Reporting Persons is 40 Broad Street, Suite 201, Boston, MA 02109.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. VV Manager II is the manager of each of Vida II and Vida II-A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is a limited liability company organized in the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original 13D is hereby amended and restated in its entirety as set forth below:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Act")). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.
Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.
The Reporting Persons have previously retained the right and continue to retain the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer, sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 1. The information reported on such cover pages is reported as of February 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 1. The information reported on such cover pages is reported as of February 5, 2025.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Entities has affected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited liability company agreements of each of Vida II and Vida II-A, VV Manager II and the members of each of Vida II and Vida II-A may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Vida Ventures II, LLC: By: VV Manager II, LLC, its Manager, /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (02/07/2025)
- Vida Ventures II-A, LLC: By: VV Manager II, LLC, its Manager, /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (02/07/2025)
- VV Manager II, LLC: /s/ Jean-Philippe Kouakou-Zebouah, Authorized Signatory (02/07/2025)